SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of January, 2009

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Press Release - COPA AIRLINES REPORTS 87.5% ON-TIME PERFORMANCE FOR 2008

PRESS RELEASE	CONTACT:	Patricia Roquebert – Panama
(507) 304-2672
Carmina Reyes – U.S.
(210) 222-1933

COPA AIRLINES REPORTS 87.5% ON-TIME PERFORMANCE FOR 2008
The airline has one of the best on-time performance records in commercial aviation

Panama City, Panama, Jan. 15, 2009 -- Copa Airlines, a subsidiary of Copa Holdings, S.A. (NYSE: CPA), registered an on-time performance of 87.5 percent for its flights in 2008, as well as a flight-completion factor of 99.6 percent. The airline measures on-time performance according to international aviation-industry standards.

“At Copa we strive to provide our passengers a world-class service and on-time performance is one of the keys to our success,” said Pedro Heilbron, CEO of Copa Airlines. “All passengers want to arrive at their destinations on time, whether they are traveling on business or for pleasure, and that is a major reason why they continue to make Copa part of their travel plans year after year.”

Copa Airlines maintains one of the best on-time performance records in the aviation industry. Skytrax, the well-known independent aviation-research company, selected Copa “Best Airline in Central America and the Caribbean” in 2008.

About Copa Holdings, S.A.

Copa Holdings, through its Copa Airlines and Aero República operating subsidiaries, is a leading Latin American provider of passenger and cargo service.  Copa Airlines currently offers 144 daily scheduled flights to 45 destinations in 24 countries in North, Central and South America and the Caribbean through its Hub of the Americas based in Panama City, Panama. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines.  From the U.S., Copa offers nonstop service to Panama 20 times a week from Miami; daily from New York City, Los Angeles and Washington, D.C.; and 12 times a week from Orlando. Aero República, the second-largest air carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through daily flights from Bogotá, Cali and Medellin.  For more information, visit www.copaair.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)

Date: 01/15/2009
By: /s/ Victor Vial
Name: Victor Vial
Title: CFO